ADL VENTURES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

This management discussion and analysis (“MD&A”) of ADL Ventures Inc. (“ADL”, the “Company”, “we”, “our”) is for the year ended December 31, 2019 and is prepared by management using information available as of February 18, 2020. We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. This MD&A should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2019, and the related notes thereto. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A complements and supplements, but does not form part of, the Company’s financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in this MD&A may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements and are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking statements. The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various risk factors.

The Company

ADL Ventures Inc. was incorporated under the Business Corporations Act (British Columbia) on February 27, 2018 and is a capital pool company (“CPC”), as defined in TSX Venture Exchange (“TSX-V”) Policy 2.4 (“Policy 2.4”). The Company proposes to identify and evaluate companies, businesses, properties, or assets for acquisition and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder and regulatory approval (the “Qualifying Transaction”).

The Company’s registered office address is Suite 1700 - 666 Burrard Street, Vancouver, British Columbia V6C 2X8 and its principal place of business is Suite 901 - 175 Bloor Street East, North Tower, Toronto, Ontario, M4W 3R8.

On June 25, 2018, the Company successfully completed its initial public offering (“IPO”) of 3,000,000 common shares at a price of $0.10 resulting in gross proceeds of $300,000. Pursuant to the polices of the TSX-V, the proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares, or $210,000, may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of the Qualifying Transaction by the Company as defined under the policies of the TSX-V. Upon completion of the Offering, the Company had 9,100,000 common shares issued and outstanding.

The Company’s common shares commenced trading on the TSX-V under the symbol "AVI.P" on July 6, 2018.

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Significant Event

On August 13, 2019, the Company announced that it entered into a binding letter of intent with Real Technology Broker Ltd. (“Real”) a private company incorporated under the laws of Israel, whereby ADL will acquire all of the issued and outstanding securities of Real by way of a share exchange, arrangement, amalgamation or similar transaction to ultimately form the resulting issuer who will continue on the business of Real. ADL intends that the transaction will constitute its Qualifying Transaction, as such term is defined in the policies of the TSX-V.

Real is a technology driven national real estate brokerage platform primarily operating in the United States through a network of approximately 1,100 agents. Real has a unique operational model providing teams and agents’ freedom, flexibility, success tools, long term security and a sense of community to build their reputations and professional assets with the help of a leading-edge digital platform built from the ground up for their success.

Results of Operations

At December 31, 2019, the Company had no continuing source of operating revenues and related expenditures.

Results for year ended December 31, 2019

For the year ended December 31, 2019, the Company recorded a net loss of $74,133 (307-day period ended December 31, 2018 - $147,466). The decrease in the net loss of $73,333 is mainly due to the following changes:

• Share-based compensation decreased from $80,784 in the comparative period to $nil in the year ended December 31, 2019 due to the 900,000 stock options being granted and vested in the prior year.

• Professional fees increased by $33,257 from the prior year to $69,951 in the year ended December 31, 2019 due to activity related to the binding letter of intent with Real.

• Regulatory and filing fees decreased by $16,862 from the prior year to $13,019 in the year ended December 31, 2019 due to costs related to SEDAR and the TSX-V in the prior year as a result of the Company completing its prospectus and IPO.

Results for three months ended December 31, 2019

For the three months ended December 31, 2019, the Company recorded a net loss of $9,307 (2018 - $21,995). The decrease in the net loss of $12,688 is mainly due to the following changes:

• Regulatory and filing fees decreased by $18,353 from the comparative period to $nil in the three months ended December 31, 2019 due costs related to registering the Company on SEDAR and the Toronto Stock Exchange in the prior year. There were no comparable expenses in the three months ended December 31, 2019.

• Professional fees increased by $7,946 from the comparative period to $11,556 in the three months ended December 31, 2019 due to activity related to the binding letter of intent with Real.

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Annual Financial Information

The following table sets forth selected financial information for the year ended December 31, 2019 (“Fiscal 2019”) and the 307-day period ended December 31, 2018 (“Fiscal 2018”). The selected financial information set out below has been derived from the audited annual financial statements and accompanying notes, in each case prepared in accordance with IFRS. The selected financial information set out below may not be indicative of the Company’s future performance. The following discussion should be read in conjunction with the financial statements.

	Fiscal 2019	Fiscal 2018
Total revenue	$-	$-
Net loss for the fiscal year	(74,133)	(147,466)
Loss per share, basic and fully diluted	(0.01)	(0.02)
Total assets	460,592	488,398
Total non-current financial liabilities	-	-
Cash dividends declared per common share	-	-

Due the limited operating history of the Company, only two fiscal years have been reported.

Summary of Quarterly Financial Results

The following is a summary of selected financial information compiled from the eight recent quarterly interim unaudited financial statements ended December 31, 2019:

Period	Net loss for the period	Loss per share
	$	$
March 31, 2018	-	-
June 30, 2018	(110,450)	(0.01)
September 30, 2018	(15,021)	(0.00)
December 31, 2018	(21,995)	(0.00)
March 31, 2019	(18,269)	(0.00)
June 30, 2019	(13,548)	(0.00)
September 30, 2019	(33,009)	(0.00)
December 31, 2019	(9,307)	(0.00)

The variability of the net loss during the seven most recent quarters is mainly due to significant expenses related to activities and services utilized in connection to the Company’s completion of the prospectus and completion of the IPO during the quarter ended June 30, 2018. During the three months ended September 30, 2019, there was an increase in the net loss of $19,461 from the quarter ended June 30, 2019 due to increased legal expenses related to the binding letter of intent with Real. During the three months ended December 31, 2019, the net loss decreased by $23,702 when compared to the three months ended September 30, 2019 due to a decrease in legal fees related to the binding letter of intent.

Due to limited historical activity in the Company, no trends have been noted in reviewing the summary of selected financial information for the eight quarters ended December 31, 2019.

The Company has not earned any revenue since inception.

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Liquidity and Capital Resources

The Company has financed its operations to date through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and/or debt.

At December 31, 2019, the Company had cash and cash equivalents on hand of $460,592 (December 31, 2018 - $488,398) to meets is obligations of $65,565 (December 31, 2018 - $19,238).

The Company estimates that $450,000 of the cash and cash equivalents on hand will be used for evaluating and acquiring assets. The Company estimates that the remaining cash and cash equivalents will be used for general and administrative expenses until the completion of a Qualifying Transaction.

Outstanding Share Data

As of the date of this MD&A, 9,100,000 common shares were issued and outstanding (December 31, 2019 – 9,100,000). The outstanding securities and options have been summarized in the following table:

	As at the	As at
	date of this MD&A	December 31, 2019
Common shares issued and outstanding	9,100,000	9,100,000
Agents’ options	300,000	300,000
Stock options	900,000	900,000

The Company also granted the directors’ and officers’ stock options at closing of the Offering, which will entitle the holders to purchase an aggregate of up to 900,000 Common Shares at a price of $0.10 per common share for a period of 10 years from the date of grant, in accordance with the policies of the TSX-V. As at December 31, 2019, the 900,000 stock options are still outstanding.

Pursuant to an Agency Agreement between the Company and PI Financial Corp. (the “Agent”), the Agent was granted non-transferable agent options to purchase up to 300,000 common shares at a price of $0.10 per common share, exercisable for a period of 24 months from the date the common shares commenced trading on the TSX-V. As at December 31, 2019, the 300,000 agent options are still outstanding.

Related Party Transactions

During the year ended December 31, 2019, no related party transactions occurred.

During the 307-day period ended December 31, 2018, the following related party transactions occurred:

• The Chief Executive Officer/Chairman was granted 225,000 stock options with a fair value of $20,196.

• The Chief Financial Officer/Corporate Secretary was granted 225,000 stock options with a fair value of $20,196.

• A Director of the Company was granted 225,000 stock options with a fair value of $20,196.

• A Director of the Company was granted 225,000 stock options with a fair value of $20,196.

Off-Balance Sheet Arrangements

The Company has not had any off-balance sheet arrangements from the date of its incorporation to the date of this MD&A.

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Proposed Transactions

Other than the above noted Significant Event, there are at present no transactions outstanding that have been proposed but not approved by either the Company or regulatory authorities.

Capital Management

The Company's objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company includes equity, comprised of share capital, reserves and deficit, in the definition of capital.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the identification and evaluation of potential acquisitions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares, or $210,000, may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of a Qualifying Transaction by the Company as defined under the Exchange policy 2.4.

Financial Instruments

The Company’s financial instruments, consisting of cash and cash equivalents and accounts payable and accrued liabilities, approximate fair value due to the relatively short-term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Risks and Uncertainties

The Company’s sole objective is to identify a satisfactory Qualifying Transaction. The closing of any proposed Qualifying Transaction is subject to several terms and conditions, including completion of due diligence procedures by parties to the transaction and receipt of all required regulatory approvals, and there is no assurance that a transaction will be completed. If the Company does not complete a Qualifying Transaction within the time permitted by the Exchange, its common shares could be delisted.

The proposed business of the Company and the completion of a Qualifying Transaction involves a high degree of risk and there is no assurance that the Company will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such an acquisition or investment within the requisite time period. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on terms which are satisfactory to it. Furthermore, there is no assurance that the business will be profitable. These factors indicate the existence of a material uncertainty that may cast doubt about the Company’s ability to continue as a going concern. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

ADL VENTURES INC. Managements’ Discussion & Analysis For the year ended December 31, 2019

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers, or may be associated with other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) in dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Significant Accounting Policies

The Company’s significant accounting policies are summarized in Note 3 to the audited financial statements for the year ended December 31, 2019.

Changes in Accounting Policies

Leases – IFRS 16

The Company adopted the requirements of IFRS 16 effective January 1, 2019. This new standard replaces IAS 17 Leases and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current accounting for finance leases, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting will be substantially changed.

As at January 1, 2019, the Company held no leases and therefore no adjustment was required.

Additional Information

For further detail, see the Company’s audited financial statements for the year ended December 31, 2019. Additional information about the Company can also be found on SEDAR at www.sedar.com.